SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                             (Amendment No. 1)

                          Heartland Partners, L.P.
_______________________________________________________________________________
                              (Name of Issuer)

                     Class A Limited Partnership Units
_______________________________________________________________________________
                       (Title of Class of Securities)

                                422357 10 3
_______________________________________________________________________________
                               (CUSIP Number)

                              David S. Richter
                     Waveland Capital Management, L.P.
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                               (312) 739-2138
_______________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 11, 1998
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]





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 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Partners, L.P.
______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois
_______________________________________________________________________________
                    7        SOLE VOTING POWER

              _________________________________________________________________
NUMBER OF           8        SHARED VOTING POWER
SHARES                       185,435
BENEFICIALLY  _________________________________________________________________
OWNED BY            9        SOLE DISPOSITIVE POWER
EACH
REPORTING     _________________________________________________________________
PERSON              10       SHARED DISPOSITIVE POWER
                             185,435
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          185,435 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.65%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN


                                                           Pages 3 of 6 Pages

 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                          Waveland Capital Management, L.P.
______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois
_______________________________________________________________________________
                    7        SOLE VOTING POWER

              _________________________________________________________________
NUMBER OF           8        SHARED VOTING POWER
SHARES                       185,435
BENEFICIALLY  _________________________________________________________________
OWNED BY            9        SOLE DISPOSITIVE POWER
EACH          _________________________________________________________________
REPORTING
PERSON              10       SHARED DISPOSITIVE POWER
                             185,435
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          185,435 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.65%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN

                                                             Page 4 of 6 Pages



 CUSIP NO.: 422357-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                           Clincher Capital Corporation
______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) (_)
                                                                    (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS            WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                  (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Illinois
_______________________________________________________________________________
                    7        SOLE VOTING POWER

              _________________________________________________________________
NUMBER OF           8        SHARED VOTING POWER
SHARES                       185,435
BENEFICIALLY  _________________________________________________________________
OWNED BY            9        SOLE DISPOSITIVE POWER
EACH
REPORTING     _________________________________________________________________
PERSON              10       SHARED DISPOSITIVE POWER
                             185,435
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          185,435 Units
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.65%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         CO





                                                            Page 5 of 6 Pages




ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The working capital of Waveland is the source of funds used in making purchases of Units reported herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting persons beneficially own 185,435 Units representing approximately 8.65% of the Units outstanding as of September 30, 1997 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

         (b) Each of the reporting persons may be deemed to share beneficial ownership of the Units which are owned directly by Waveland.

         (c) In the past 60 days, Waveland effected the following open market purchases of Units:


                           Number of                  Average
                           Units                      Price
Date                       Acquired                   Per Unit
----                       ---------                  --------

2/04/98                      400                      $ 14.875
2/10/98                    3,800                      $ 15.000
2/11/98                    6,400                      $ 15.195
2/17/98                    2,000                      $ 15.250
2/24/98                    9,800                      $ 15.125
2/25/98                   19,085                      $ 15.250
3/09/98                   16,500                      $ 16.000
3/11/98                   13,000                      $ 15.625
3/17/98                   20,000                      $ 15.750

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 1998

                                        WAVELAND PARTNERS, L.P.
                                        By: Waveland Capital Management, L.P.
                                            Its: General Partner
                                            By: Clincher Capital Corporation
                                                Its: General Partner
                                                By:/s/ David S. Richter
                                                   --------------------------
                                                   David S. Richter, President

                                           WAVELAND CAPITAL MANAGEMENT, L.P.
                                            By: Clincher Capital Corporation
                                                Its: General Partner

                                                By:/s/ David S. Richter
                                                   ----------------------------
                                                   David S. Richter, President

                                            CLINCHER CAPITAL CORPORATION


                                               By:/s/ David S. Richter
                                                  -----------------------------
                                                   David S. Richter, President





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